Response
Biomedical Corporation

100-8900 Glenlyon Parkway
Burnaby, B.C.
Canada V5J 5J8
Tel: 604.456.6010
Fax: 604.456.6066
www.responsebio.com

September 13, 2007

Bill Radvak
5173 Redonda Drive
North Vancouver, BC
V7R 3K1

Dear Bill,

This letter will confirm our discussions regarding your ceasing employment with Response Biomedical. Specifically, we have agreed to the following:

1. You will consult with Wayne Kay, the recently appointed CEO, until such time as Wayne decides your services are no longer needed. You will no longer be required to be actively involved in the daily operations of the Company.

2. The Company will provide a lump sum payment representing:

   a. six (6) months salary, less required statutory deductions, and
   b. deferred salary totaling $34,375.

   This lump sum will be paid on or before January 4, 2008, such date to be at your discretion.

3. The Company will extend all coverage provided under the Group Benefit Plan, with the exception of long term disability coverage, until September 13, 2008. This will be administered through the Company's current benefits provider, or an equivalent source.

4. The Company will pay the cost for alternate long term disability coverage until Septemɔer 13, 2008.

5. For continuing services provided, in particular related to ongoing transition to the new CEO, the Company will allow your stock options (as listed below) to continue to vest until, and expire on September 13, 2008.

Issue Date	Number	Price	Expiry Dates	Current Balance	Exercisable/ Vested
20-Nov-2002	240,000	0.50	20-Nov-2007	240,000	240,000
10-Feb-2004	150,000	0.72	10-Feb-2009	150,000	150,000
11-Mar-2004	100,000	0.80	11-Mar-2009	100,000	100,000
07-Mar-2006	400,000	0.58	06-Mar-2011	400,000	40,000
				890,000	530,000

6. The Company acknowledges and agrees that you may be entitled to receive the escrow shares that are the subject of the Escrow Agreement (Surplus Security) dated July 29, 2004 ("Agreement") and that, provided the terms of the Agreement regarding release are met (other than the delivery of documentation by the Company to the Escrow Agent), the Company will provide or have provided to the Escrow Agent any and all documentation required to ensure the timely release of the escrow shares, in accordance with the terms of the Agreement.

You may confirm your agreement and acceptance of this severance package by signing and returning to us a copy of this letter and the attached Release.

Yours truly,

Response Biomedical Corporation

Duane Morris
Chief Operating Officer

cc
S. Wayne Kay
Chief Executive Officer

I have read, understand and agree to the terms and conditions set out above.

Bill Radvak

Date

RELEASE

FOR AND IN CONSIDERATION of the terms set out in the attached letter dated September 13, 2007, from Response Biomedical Corporation to Bill Radvak, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) **BILL RADVAK** of North Vancouver, British Columbia ("Radvak"), **DOES HEREBY REMISE, RELEASE, AND FOREVER DISCHARGE RESPONSE BIOMEDICAL CORPORATION,** including its past, present, and future directors, officers, shareholders, members, affiliated and related companies and societies, predecessor companies and societies, insurers, employees, agents, successors and assigns and their respective heirs, executors, administrators, successors and assigns (together, the "Company"), of and from any and all actions, causes of action, claims, suits, debts, contracts, complaints, demands, damages, interest, costs, expenses and compensation of whatsoever kind and howsoever arising, whether in law or in equity, whether at common law, under any legislation or otherwise, whether known or unknown, and which Radvak now has or at any time hereafter can, shall or may have in any way resulting or arising from or in any other way connected to any of the employment of Radvak by the Company and the termination of such employment, including without limiting the generality of the foregoing, any claim or rights under the B.C. *Human Rights Code*, any claims for severance pay or pay in lieu of notice of termination, damages for loss of reputation, loss of position and constructive termination, any claims arising from the manner and timing of the termination, and any claims or rights under the benefit plans of the Company.

IT IS EXPRESSLY UNDERSTOOD AND AGREED that Radvak does hereby acknowledge receipt of all wages, overtime pay, vacation pay, general holiday pay, and pay in respect of termination of employment that Radvak is entitled to by virtue of the *Employment Standards Act* (British Columbia) or pursuant to any other labour standards legislation; and Radvak further confirms that there are no entitlements, overtime pay or wages due and owing to Radvak by the Company. Radvak further acknowledges that the Company has satisfied all of its obligations to Radvak under the *Employment Standards Act* (British Columbia) or pursuant to any other labour standards legislation in relation to Radvak's employment with the Company and/or the cessation thereof.

IT IS FURTHER UNDERSTOOD AND AGREED that Radvak hereto acknowledges and agrees that he will not, at any time or under any circumstances, directly or indirectly, communicate or disclose the terms of the settlement herein or the fact of settlement to any person, except legal counsel, other professional advisors or immediate family.

IT IS FURTHER UNDERSTOOD AND AGREED that the settlement herein is a compromise of a disputed claim and the payment herein shall not in any manner be construed as or be deemed to be an admission of liability on the part of the Company by whom liability is expressly denied.

IT IS FURTHER UNDERSTOOD AND AGREED that Radvak does hereby covenant and agree to indemnify and save harmless the Company from and against all claims, charges, taxes or penalties and demands which may be made by the Minister of National Revenue requiring Ceridian to pay income tax or other payments under the *Income Tax Act* (Canada) in respect of income tax payable by Radvak in excess of income tax previously withheld; and in respect of any and all claims, charges, taxes or penalties and demands which may be made on behalf of or related to the Employment Insurance Commission or the Canada Pension Commission, under the applicable statutes and regulations with respect to any amounts which may in the future be found to be payable by the Company in respect of Radvak.

IT IS FURTHER UNDERSTOOD AND AGREED that for the consideration expressed herein Radvak will not make any further claim or take any proceedings whatsoever against the Company or any other person, company, or other legal entity who might claim contribution or indemnity from the Company in respect of matters which are the subject matter of this Release.

IT IS FURTHER UNDERSTOOD AND AGREED that Radvak hereby acknowledges that the facts relating to the events with respect to which this Release is given may prove to be different from the facts as they are now understood or believed to be by the parties. Radvak accepts and assumes the risk of the facts being different and agrees that this Release shall be in all respects enforceable and not subject to termination, rescission or variation by reason of any discovery or revelation of any difference in facts.

IT IS FURTHER UNDERSTOOD AND AGREED that Radvak does hereby represent and declare that:

(a) he understands this Release;

(b) he has, prior to the execution hereof, had the opportunity to receive independent legal advice in respect hereof;

(c) this Release is voluntarily executed and contains the entire agreement between the parties in regard to the matters which are the subject matter of this Release; and

(d) the terms of this Release are contractual and not a recital.

IN WITNESS WHEREOF, Bill Radvak has hereunto set his hand and seal this 7th day of November, 2007.

SIGNED, SEALED AND DELIVERED by **BILL RADVAK** in the presence of:

[signature]

Name

5173 Redonda Drive

Address N V B.C

Homemaker

Occupation

[signature]

BILL RADVAK